Dr. Tattoff, Inc.
8500 Wilshire Boulevard, Suite 105
Beverly Hills, CA 90211
Telephone: (310) 659-5101

August 10, 2009

VIA EDGAR AND FACSIMILE
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549

Re:	Dr. Tattoff, Inc.
Registration Statement on Form S-1
File No. 333-152771
Filed August 5, 2008

Ladies and Gentlemen:

Pursuant to Rule 477(a) and (c) and Rule 478(c) of the Securities Act of 1933, as amended (“the Act”), Dr. Tattoff, Inc. (the “Company”), hereby respectfully requests the withdrawal of the Registration Statement on Form S-1 (and all exhibits thereto) (the “Registration Statement”), filed with the Securities and Exchange Commission (the “Commission”) on August 5, 2008. No securities were sold in connection with the Registration Statement.

The Company further requests:

1.           That the Commission find that the withdrawal hereby requested is consistent with the public interest and the protection of investors; and

2.           That an order with the date of granting of this withdrawal be included in the files of the Commission for the Registration Statement, stating “Withdrawn upon the request of the registrant, the Commission consenting thereto.”

If you have any questions regarding this application for withdrawal, please contact the undersigned at (310) 659-5101.

Very truly yours,

/s/ John P. Keefe
John P. Keefe
Chief Executive Officer